Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Cesca Therapeutics Inc. on Form S-8 of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated March 26, 2019, with respect to our audits of the consolidated financial statements of Cesca Therapeutics Inc. as of December 31, 2018 and 2017 and for the year ended December 31, 2018, transitional six months ended December 31, 2017 and the year ended June 30, 2017, appearing in the Annual Report on Form 10-K of Cesca Therapeutics Inc. for the year ended December 31, 2018.

/s/ Marcum LLP

Marcum LLP

New York, NY

September 12, 2019